North Capital Private Securities Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2016

	Common Stock	Accumulated Deficit	Total
April 1, 2015	$ 240,129	$ (170,047)	$ 70,082
Capital contribution	15,000	-	15,000
Net income		10,602	10,602
March 31, 2016	$ 255,129	$ (159,445)	$ 95,684

See accompanying notes